

June 20, 2011

Mr. Xin Sun
CEO and CFO
China Health Industries Holdings, Inc.
168 Binbei Street
Songbei District, Harbin City
People's Republic of China

Re: China Health Industries Holdings, Inc.
Form 10-K for the Year Ended June 30, 2010
Filed on September 28, 2010 and amended on September 30, 2010 and December 9,
2010
File No. 000-51060

Dear Mr. Sun:

We have reviewed your filings and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may raise additional comments.

General

1. In any amendment you file, please include new certifications required under Item 601 of Regulation S-K (exhibits 31 and 32).

2. Exhibits 31 filed to your Form 10-Qs, for the quarterly periods in fiscal 2011did not address your responsibility for establishing and maintaining internal controls over financial reporting in the lead-in sentence of Item 4. In future filings, please ensure that your certifications indicate in the lead-in sentence of Item 4 of exhibit 31 your responsibility for disclosure controls and procedures and internal control over financial reporting.

Item 1. Business
Distribution, page 8

3. On page 11, you disclose that your business is conducted through chain-stores in your "stores throughout China." However, on page 13, you state that you presently operate only one distribution store in Harbin. Please reconcile these disclosures and revise your disclosure to expand your discussion to describe the chain-stores in which your products are sold, the distribution channels through which your products are sold and the activities of your sales agents and marketing personnel. Please include in this disclosure any additional sales practices and venues that contributed to your growth.

Our Business Plan, page 12

4. We note your disclosure on page 12 that you plan to develop 3-5 new products to market each year. On page 32, you have also disclosed that the company spent $557,894 on research and development activities in the fiscal year ended June 30, 2010. It does not appear, however, that you have any employees engaged in research and development activities, as you indicate on page 15 that your employees are spread among administration, sales and manufacturing. Please revise your disclosure to expand your discussion of your research and development activities to indicate whether such activities are conducted by your current employees or contracted to third parties, in what facilities such activities are conducted and the nature of such activities. If your research and development activities are conducted by third parties, your disclosure should describe the terms of any agreements with such parties.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
For the year ended June 30, 2010 as compared to June 30, 2009, page 26

5. You disclose that your sales have grown 293% during 2010 as a result of strong sales from your distribution channels and increased volume. Please revise your disclosure that discusses and quantifies all of the factors that contributed to the significant growth in 2010. Ensure that your revised disclosure addresses the following:

    *   The impact of new product sales and discontinued products sales on operations;
    *   The reason sales of Waterlilies Soft Capsules increased by $14.1 million, which is your largest selling product in 2010. Tell us the distribution channel you use to sell this product and if the sales and marketing efforts for this product are different from other products. Provide similar disclosure for the sales of Propolis and Black Ant, whose sales increased by $2.7 million and Colon Cleanser Capsules whose sales increased by $6.9 million; and

- The impact of any increase in sales agents on operations. In this regard, we note that your sales & marketing expenses increased but at a slightly slower rate than your sales increase.

Consolidated Financial Statements
Consolidated Statements of Stockholders' Equity, page F-6

6. Please revise to include a consolidated statement of stockholders' equity for the last two fiscal years in accordance with Article 8 of Regulation S-X.

Notes to Consolidated Financial Statements
Note 14—Commitments and Contingencies, page F-20

7. You state that under PRC laws, the Company is required to appropriate a portion of its net income to a statutory reserve but has not made any reserve funding because of an "accumulating deficiency until June 30, 2009." Yet in fiscal 2009 and 2010, you generated net income of $2.8 million and $13.3 million, respectively. Please revise your disclosure to address the following:
    - Explain the table on F-21 and how these balances are derived, specifically addressing how you computed the $792,234 amount shown in the table and why this amount was reported as a reserve commitment outstanding and not funded in 2010;
    - Discuss why no reserve appropriation was required for 2009; and
    - With regard to the limitations on remitting profits from your Chinese operating subs, in the form of dividends or otherwise, as discussed on page 17, revise your liquidity section to discuss these limitations and the impact of these restrictions on your operations and cash flows.

Item 9A. Controls and Procedures, page 32

8. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you evaluate and assess internal control over financial reporting?

- In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.
- If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

- How do you maintain your books and records and prepare your financial statements?
- If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.
- If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records for U.S. GAAP and SEC reporting purposes. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting? In this regard, we note that Sun Xin serves as your Chairman, CEO, CFO, Treasurer, principal accounting officer and sole director.

- We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

    o What role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
    o What relevant education and ongoing training he or she has had relating to U.S. GAAP;
    o The nature of his or her contractual or other relationship to you;
    o Whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
    o About his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- The name and address of the accounting firm or organization;
- The qualifications of their employees who perform the services for your company;
- How and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- How many hours they spent last year performing these services for you; and
- The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- Why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- How many hours they spent last year performing these services for you; and
- The total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Since you state that you do not currently have an audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

9. You have concluded that disclosure controls and procedures and internal control over financial reporting were effective. However, Sun Xin serves as your Chairman, CEO, CFO, Treasurer, principal accounting officer and sole director. Please explain to us the factors that you considered in concluding that your disclosure controls and procedures and internal controls over financial reporting were both effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Melissa N. Rocha, Accounting Branch Chief, at (202) 551-3854, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Karen Ubell, Staff Attorney, at (202) 551-3873 or Jennifer Riegel, Special Counsel, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant